UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                                 TELLURIAN, INC.
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
                          Title of Class of Securities)



                                    879674109
                                 (CUSIP Number)


            Dr. Ronald Swallow, 300K Route 17 South, Mahwah, NJ 07430 (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 7, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D

                 NAME OF REPORTING PERSON
      1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Alpha International Corp.

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [  ]
                    (b) [  ]


      3          SEC USE ONLY

      4          SOURCE OF FUNDS

                 WC

      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]

      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Anguilla, British West Indies



Number of Shares Owned By Each

                   7            SOLE VOTING POWER

                                2,200,000

                   8            SHARED VOTING POWER

                                0

                   9            SOLE DISPOSITIVE POWER

                                2,200,000

                   10           SHARED DISPOSITIVE POWER

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,200,000

      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES


      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                35.79%

      14         TYPE OF REPORTING PERSON

                                  CO

Item 1.           Security and Issuer.

                  This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tellurian, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 300K Route 17 South, Mahwah, New Jersey 07430.


Item 2.           Identity and Background.

     (a) - (f). This Statement is being filed by Alpha International Corp. (AAlpha@), whose principal business address is P.O. Box 671, The Valley, Anguilla, British West Indies. Alpha is incorporated in the British West Indies and its principal business is investing in public and private securities.

     During the last five years Alpha has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of $2,200,000 came from Alpha=s working capital.

Item 4.           Purpose of Transaction.

     Warrants to acquire 2,200,000 shares were acquired in a private placement for investment purposes.


Item 5.           Interest in Securities of the Issuer.

     (a) Alpha beneficially owns, in the aggregate, 2,200,000 shares of Common Stock or 35.79% of the outstanding shares of Common Stock as of the May 20, 1998.

     (b) Upon exercise of the Warrants, Alpha possess the sole power to dispose of, direct the disposition of and vote all 2,200,00 shares. Alpha has the right to exercise the warrants at any time until November 5, 2001.

     (c) Within the past 60 days from the date hereof, Alpha acquired 2,200,000 shares in a private transaction at a purchase price of $1.00 per share for an aggregate purchase price of $2,200,000.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Alpha and any other person with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits.

     There are no exhibits required to be filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 14, 1998
                                                       ALPHA INTERNATIONAL CORP.




                                                          By: /s/ Jane Borgognon
                                                Title: Authorized Representative